SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For: September 18, 2009

                                BONSO ELECTRONICS
                               INTERNATIONAL INC.
                               ------------------
                 (Translation of Registrant's name into English)



                        Unit 1915-1916, 19/F, Delta House
                           3 On Yiu Street, Shek Mun,
                                Shatin, Hong Kong
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                    Form 20-F [X]               Form 40-F [ ]


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                    Yes [ ]                     No [X]

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BONSO ELECTRONICS INTERNATIONAL, INC. RECEIVES NASDAQ DELISTING NOTICE

HONG KONG, September 18, 2009 (GlobeNewswire) -- Bonso Electronics International, Inc. (NasdaqGM: BNSO - News) a designer and manufacturer of sensor based and communications products, announced today that on September 15, 2009, the Company received notice from Nasdaq that its common stock has not maintained a minimum market value of publicly held shares of $5,000,000 for the last 30 consecutive trading days, as required for continued inclusion on the Nasdaq Global Market set forth in Marketplace Rule 5450(b)(1)(C). Therefore, in accordance with Marketplace Rule 5810(c)(3)(D), the Company has been provided 90 calendar days, or until December 14, 2009, to regain compliance with the rule. If the Company does not meet the minimum $5,000,000 market value test for a minimum of 10 consecutive trading days before December 14, 2009, it will receive notice of delisting from Nasdaq, which notice may be appealed at that time. Further, the Company may transfer its securities listing to the Nasdaq Capital Market, provided it meets the continued inclusion requirements for that market.

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales, weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at http://www.bonso.com.

For more information please contact:

Albert So
Chief Financial Officer
Tel: 852 2605 5822
Fax: 852 2691 1724

SOURCE Bonso Electronics


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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          BONSO ELECTRONICS INTERNATIONAL, INC.
                                          (Registrant)

Date:  September 18, 2009                 By: /s/ Albert So
                                              -------------
                                              Albert So, Chief Financial Officer
                                              and Secretary